

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2021

Raluca Dinu
Chief Executive Officer and President
GigCapital2, Inc.
1731 Embarcadero Rd., Suite 200
Palo Alto, CA 94303

> **Re: GigCapital2, Inc.**
> **Registration Statement on Form S-4**
> **Filed February 8, 2021**
> **File No. 333-252824**

Dear Dr. Dinu:

 We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed February 8, 2021

Cover Page

1. Please include on the inside front cover page the information set forth in Item 2 of Form S-4. In addition, we note your disclosure on page 29 where you state that "stockholders must request the materials no later than five business days prior to the Special Meeting" and your disclosure on page 458 states, "please do so by one week prior to the Special Meeting." Please correct this inconsistency.

2. We note your disclosure regarding the consideration to the UpHealth stockholders on the cover page and elsewhere in the registration statement is unclear, including on page 32. For example, on the cover page, we note your disclosure that "[a]t the effective time of the UpHealth Business Combination, among other things, each share of UpHealth Common Stock will be canceled GigCapital2 (the *"GigCapital2 Common Stock"*) equal to

the Exchange Ratio (as defined in the UpHealth Business Combination Agreement)."
Please revise this statement and similar statements to clarify the consideration throughout
your registration statement.

Summary Term Sheet, page 1

3.   To facilitate understanding, please include an organizational chart depicting the
organizational structure of the entities involved both before and after the consummation of
the transactions. This chart also should illustrate the states or countries of incorporation of
various legal entities and various affiliations that exist.

4.   For all statements regarding industry leadership, please disclose the metric upon which
each statement is based. We note, for example, your references to Upstream Health as
a "integrated platform of best-in-class technologies and services" on pages 1, 31 and 296
and to Cloudbreak as "a leading unified telemedicine and video medical interpretation
solutions provider" on page 1.

5.   Please disclose the interest rate on the Convertible Notes in your Summary Term Sheet
section.

Convertible Note Subscription Agreements, page 35

6.   We note your disclosure that the "Convertible Notes are convertible into 822,173,913
shares of Common Stock at a conversion price of $11.50." However, elsewhere we note
your disclosure that the Convertible Notes are convertible into 22,173,913. Please correct
this inconsistency or otherwise advise.

Selected Unaudited Pro Forma Condensed Combined Financial Information
Pro Forma Condensed Combined Financial Statements, page 52

7.   You disclose that Thrasys was determined to be the ultimate accounting acquirer for the
UpHealth mergers. Please tell us the factors you considered in making this determination
and cite the relevant accounting disclosure in your response.

Risk Factors, page 57

8.   Please include a separate risk factor addressing the potential that the Business
Combinations do not occur even if approved given the closing conditions present in the
agreements. Please also disclose whether it is the board's intent to resolicit stockholder
approval if any of the proposed combinations or acquisitions would not be consummated.

9.   We note that two of your hospitals were requisitioned temporarily by certain state
governments. If material, please add a risk factor to address the risk of
a government takeover of your property or operations and the resulting impact on you.

10.   We note your disclosure in the introductory paragraph that "investors are encouraged to
perform their own investigation with respect to the business, financial condition and

prospects of New UpHealth and the post-combination company." Since investors are entitled to rely on your proxy statement/prospectus to make a voting or investment decision, please remove this statement and ensure that you have disclosed all material risks.

Our Sponsor, certain members of our Board and our officers have interests in the Business Combinations..., page 107

11. Please also quantify here, or where you deem appropriate, any out-of-pocket expenses to be reimbursed to the Sponsor, officers, directors or affiliates. We note disclosure on page 449 that that there is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on your behalf.

The Company's proposed Second Amended and Restated Certificate of Incorporation provides, subject to limited exceptions, that the Court ..., page 119

12. We note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. In addition, we note that your risk factor here does not appear to describe your exclusive forum provision in a manner that is consistent with your proposed amendment described on page 254. In this regard, we note that your disclosure with respect to subsection (D) appears inconsistent.

Unaudited Pro Forma Condensed Combined Financial Data, page 123

13. You disclose on pages 39, 194 and 453 that the business combinations are accounted for as reverse recapitalizations, with no goodwill or other intangible assets recorded. On page 234 you disclose that the Cloudbreak business combination will be accounted for as an acquisition in accordance with ASC 805. As part of the opening summary of the Pro Forma section please revise to disclose how you accounted for the UpHealth and Cloudbreak mergers and the business acquisitions that UpHealth Holdings entered into on November 23, 2020. In addition, please cite the accounting literature that you relied upon to determine how to account for each transaction.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Nine Months Ended September 30, 2020, page 131

14. You present pro forma interest expense adjustments to give effect to the merger between GigCapital2 and UpHealth. Please revise Note 4(a)(2), (3) and (4) to disclose interest rates and other material terms used to calculate the pro forma adjustment. Also, please explain how interest rates were determined. This comment is also applicable to the pro forma interest expense adjustments on page 134.

Unaudited Prospective Financial Information, page 185

15. We note the disclosure that UpHealth provided GigCapital2 with its internally prepared

pro forma forecasts and that GigCapital2 management reviewed and as a result of its due diligence investigation revised the forecasts for presentation to the GigCapital2 Board as part of the GigCapital2 Board's review. Please disclose the material reasons why GigCapital2 management revised the UpHealth forecasts including any material differences in the estimates or assumptions underlying the forecasts provided by UpHealth and the forecasts as revised by GigCapital2 management. If the source of the forecasts disclosed in this section is GigCapital2 management, please clarify why you have attributed these forecasts to UpHealth in the note to the table.

Proposal No. 2—Approval of the Cloudbreak Business Combination
GigCapital2 Board's Reasons for the Approval of the Cloudbreak Business Combination, page 222

16. We note your disclosure in the third bullet point on page 223. Please clarify why electric vehicle developers, component part suppliers and conventional truck manufacturers were comparable companies or revise your disclosure as appropriate.

Unaudited Prospective Financial Information, page 225

17. We note your have presented the UpHealth Key Financials on page 227. If the board of GigCapital2 reviewed prospective financial information for Cloudbreak, please include that information in this section.

Information about the Company Prior to the Business Combinations
Significant Activities Since Inception, page 268

18. We note your disclosure here that in your June 2019 initial public offering "[e]ach unit consisted of one right to receive one-twentieth of one share of Common Stock and one warrant to purchase one share of Common Stock upon the completion of an initial business combination." However, elsewhere you state that in your June 2019 initial public offering "[e]ach Unit consists of one share of the Company's common stock, $0.0001 par value, one warrant to purchase one share of common stock (the "Warrants"), and one right to receive one-twentieth (1/20) of one share of common stock upon consummation of the initial Business Combination (the "Rights")." Please revise your disclosure here and elsewhere throughout the registration statement as applicable to correct for this inconsistency or otherwise advise.

Conflicts of Interest, page 279

19. We note that your underwriters are entitled to a 3.5% fee upon consummation of your initial business combination and we note from your IPO registration statement on Form S-1, file No. 333-231337, that the underwriters agreed to waive their rights to this fee in the event you do not complete your initial business combination. If these arrangements present additional conflicts of interest, please disclose these facts, where appropriate, throughout your registration statement.

Formation of UpHealth, Cloudbreak and New UpHealth, page 295

20. We note your disclosure here that UpHealth Services, Inc. either acquired or is in process of acquiring certain entities. In addition to disclosing the cash consideration or amount of the promissory notes, please also quantify the value of the share or other consideration paid for each entity.

Business Overview, page 296

21. We note your disclosure that your international telehealth division powered by Glocal "delivers comprehensive primary care and specialty consultations for a fraction of the cost today," has "award-winning technologies" and has "contracts in place to increase 10x by 2022." For all statements regarding industry leadership, please disclose the metric upon which each statement is based. In addition, please revise this disclosure to remove any implication that you will be successful in growing your services if such statements are speculative.

22. We note your disclosure on page 298 where you state "[w]e expect the result will be manageable costs, better outcomes, a dramatically improved care experience and a reduction in the huge disparities in access to healthcare that exist today." Given the fact that you have not integrated your digital health platform, please disclose your basis for your belief that your platform will result in "better outcomes" and "dramatically improved care" or otherwise revise any speculative statements as appropriate.

23. We note your claim that "[t]he technologies of the companies that will be a part of New UpHealth have been developed for more than 10 years by visionary and practical innovators." However, we note your disclosure elsewhere that certain of the companies you are acquiring were only formed within the last five years. For example only, we note Behavioral Health Services, LLC and TTC Healthcare, Inc. were formed in December 2016 and June 2019, respectively. Please correct any inconsistency or otherwise advise.

24. We note your disclosure that you believe that "UpHealth will be one of the only profitable digital health public companies with truly global reach." However, we note your risk factor disclosure states that you "may not be profitable" as well as your disclosure regarding the risks associated with your ability to ingrate your business in a "profitable manner." In addition, we note some of your subsidiaries are not currently profitable based on September 30, 2020 results, including Cloudbreak. Please revise your statements as appropriate or otherwise advise.

Market Opportunity, page 299

25. Please provide relevant sources for the industry data provided throughout this section. For example only, we note your statement regarding the "$8 trillion-dollar global healthcare market." Please provide additional details on what this figure specifically includes. Of note, we note your disclosure elsewhere that you appear to be focusing on providing "digital health technologies."

Products & Services
Integrated Care Management, page 301

26.   We note your disclosure that the "[SyntraNet platform] aims to add roughly 23,000,000 lives served by 2023." Please disclose your basis and material assumptions underlying this projection.

Global Telehealth—International, page 304

27.   Please disclose your basis and material assumptions underlying your statement that "Glocal is expected to perform approximately 10 million digital encounters and tele consults by 2022."

Digital Pharmacy, page 307

28.   Please revise your disclosure to clarify the material terms of MedQuest's relationship with Surescripts.

An Integrated Global Digital Health Platform Addressing Critical Market Needs, page 314

29.   We note your graphic on the top of page 315, which appears to depict your aspirational corporate goals. Given that you have not completed all of the various acquisitions disclosed elsewhere in your registration and that you state "we may have difficulty successfully integrating," please revise the chart to accurately depict your business today or clearly label the chart appropriately to clarify that you have not completely integrated at this time.

Intellectual Property, page 324

30.   We note your disclosure that Glocal has a pending patent application in India that you do not consider material to your business. Although we note your disclosure on page 95 that you rely upon a combination of patent, trademark, copyright, and trade secret laws, it is unclear if you or your other subsidiaries have material patents. Please revise your intellectual property disclosure to describe on an individual basis any material patents or pending patent applications held by you or one of your subsidiaries, including the type of patent protection granted, the expiration of each, and the jurisdiction of each patent, or clarify in your disclosure, if true, that no material patents are held at this time.

31.   We note your disclosure that you rely on certain intellectual property rights that you license from third parties as well as your risk factor disclosure on page 95 regarding your use of in-bound license agreements. If applicable, please revise to clarify your reliance on material license agreements or otherwise advise. Discuss the material terms of any material license agreements and how the licensed technology is integrated into your platforms and file any such agreements as exhibits if required.

Liquidity and Capital Resources
Cash Flows, page 343

32.   In your discussion of cash provided by operating activities you do not provide a discussion of the underlying changes in your operating assets or liabilities. Given that you reported negative working capital as of September 30, 2020, December 31, 2019, and December 31, 2018, please revise your disclosure of cash provided by operating activities to quantify and discuss the underlying reasons for the changes in working capital items reported in your Statements of Cash Flows. Refer to FRC Section 501.13.b and 13.b.1 for guidance. This comment is also applicable to your liquidity discussion for the other entities in your filing.

Thrasys' Management's Discussion and Analysis of Financial Condition and Results of Operations
Taxes, page 345

33.   You disclose that Thrasys is an S-Corporation for federal and California income tax purposes. Please revise your disclosure to address whether Thrasys will continue to be taxed as an S-Corporation. If not, please tell us what consideration was given as to whether any pro forma adjustments needed to be made. Refer to SAB Topic 4:B for guidance.

Results of Operations, page 352

34.   Please revise your disclosure to include a discussion of the material changes in cost of sales period-over-period.

Glocal Healthcare Systems Private Limited Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 356

35.   You disclose on page F-109, that you had delays in repayment of certain loans and you are in discussion with the bank for an extension. Please include a discussion of this matter and whether you have received an extension from the bank. Please also provide a discussion of the consequences you may be subject to if you do not receive an extension. Additionally, if these liabilities are classified as long-term liabilities on your balance sheet, please tell us how you concluded such classification was appropriate.

TTC Healthcare's Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 373

36.   You disclose on page F-246 that you received $1.9 million under the Paycheck Protection Program. Please revise your liquidity disclosure to discuss this loan and whether you

intend to apply for forgiveness of the loan, pursuant to the terms of the Program.

Innovations Group, Inc's Management's Discussion and Analysis of financial Condition and Results of Operations

Income Tax Expense, page 383

37.   You disclose that Innovations Group and its subsidiaries will no longer be S-Corporations following UpHealth's acquisition of Innovations Group. Please tell us what consideration was given as to whether any pro forma adjustments needed to be made. Refer to SAB Topic 4:B for guidance.

Management after the Business Combination, page 423

38.   For each director, please revise the disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant. In addition, please revise your management biographies to clearly identify other employment in the last five years for each officer or director. See Item 401 of Regulation S-K.

Description of Securities, page 435

39.   Please include a description of the rights as required by Item 202 of Regulation S-K.

Index to Consolidated Financial Information, page F-1

40.   Please explain why you did not provide audited financial statements for UpHealth Services, Inc.

Exhibits

41.   Please file each material plan of acquisition agreement as an exhibit to your registration statement. For example, we note the plan of merger agreement with Thrasys, the share purchase agreement with Glocal, and the agreement and plan of merger with each of Innovations Group, BHS and TTC Healthcare. See Item 601(b)(2) of Regulation S-K.

42.   Please file the offer letters and employment agreements with executive officers or otherwise advise. For example only, we note you appear to have offer letters for Dr. Kathuria, Dr. Pylypiv, Dr. Gatmaitan, and Mr. Beck. See Item 601(b)(10) of Regulation S-K.

43.   We note your statement that your "growth drivers" include awarded contracts with the County of Alameda and L.A. Care Health Plan. We also note the contracts described under the heading "Implement Executed/Signed Contracts" on page 311. To the extent any of these agreements are required to be filed, please file them as an exhibits or tell us why such agreements are not required to be filed. See Item 601(b)(10)(ii)(b) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey McKoy at 202-551-3772 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Tommy Felix, Esq.